SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2005

Dated: November 29, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 29, 2005, and should be read in conjunction with the unaudited consolidated financial statements with accompanying notes of Spur Ventures Inc. (the “Company”) of the quarter ended September 30, 2005, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, future prices of nitrogen, phosphate and potash, exploitation and exploration successes, continued availability of capital and financing, the exchange rates for Canadian, US and Chinese currencies, Chinese policies on fertilizer and agriculture, and general economic, market or business conditions. The Company disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

All amounts are reported in Canadian dollars, unless otherwise indicated. Additional information on the Company can be found in the filings with Canadian security commissions on SEDAR at www.sedar.com and in the Company’s Form 20-F with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

1. Results of Operations – 3rd Quarter

Yichang Spur Chemicals (YSC)

The Company’s NPK compounds fertilizer joint venture produced 11,969 mt of NPK’s in the quarter ended September 30, 2005, an increase of 18% over the previous quarter (10,110 mt) and 209% over the third quarter 2004 (3,873mt). The operating rate for the quarter ended September 30, 2005 was 48% of design capacity. The engineering team at YSC continued to improve its operating skills resulting in increased plant efficiency.

YSC manages its production by being a market driven company and rapidly responding to changes in demand. The third quarter is the end of the summer season, typically a time of a low demand, but August and September are strong sales months because of the fall planting season. To match inventory with slow mid-summer demand, YSC extended its planned June shutdown to include the first half of July and produced 2,458 mt. September is usually the second largest demand season in northern China. In anticipation of strong fall sales, YSC had robust production of 5,346 mt in August. However, a combination of inclement weather and resistance to high prices at the farm gate dampened demand so YSC again curtailed production in the last half of September to 4,163 mt as the fall season in northern China came to an early close. YSC had 5,590 mt of inventory on September 30 and is well positioned for the upcoming spring sales 2006 season which could begin as early as mid-December.

Sales for the three months ended September 30, 2005 were $2,083K versus $1,495K in 2004, a 39% increase. Cost of product sold reflected the fact that most raw material inputs have increased over 35% since the beginning of 2005. Gross profit was $90K vs ($71K) in 2004 reflecting the benefits of YSC’s improved operating efficiencies despite raw materials price increases. EBITDA was ($5K) in the quarter ended September 30, 2005 compared to ($38K) in the same period in 2004.

During the nine months ended September 30, 2005, YSC operated at 38% of design capacity, producing 28,503 mt of NPK’s with sales volume of 24,103 mt resulting in revenues of $6,809K. Gross Profit was $500K giving a Gross Profit Margin of 7%. EBITDA was $89K. These operating results reflect a managed response to market conditions rather than any production problems.

During the three months ended September 30, 2005, YSC reached an agreement with Yidu City where the plant is located to utilize a new gypsum disposal site 3.5 km from the Yidu plant site thereby setting a good standard for environmental compliance.

Yichang Maple Leaf Chemicals (YMC) - Mining License Transfers

In October, the Company secured the approval of the Yichang City authorities for the transfer of the Dianziping and Shukongping licenses from YPCC, the joint venture partner, to YMC. The Company will now assist the Hubei Province authorities in their review of the transfer of the mining licenses.

The mining licenses for the Dianziping and Shukongping deposits were issued by China’s Ministry of Land and Resources and Ministry of Finance to the Company’s joint venture partner YPCC in February and October of 2004 respectively. The licenses were issued under the contractual condition that YPCC hold these licenses in escrow for the sole purpose of their equity contribution to the YMC joint venture. As a result, YPCC cannot operate the mines or assign the licenses to any other party. The Company wants to ensure that formal title for the two deposits is in YMC’s name in order to obtain the full benefit of Chinese joint venture contractual law. Since YMC is a Sino-Foreign joint venture, China requires due diligence at least at the civic (Yichang City) and the provincial (Hubei Province) levels. This due diligence includes extensive and time-consuming review by various departments including Land and Resources, Environment, Foreign Investment, Industry and Foreign Exchange Administration.

The Northern China Design Institute has been engaged to finalize the staged mine development plans at the Dianziping and Shukongping sites.

Spur Consolidated Results

Total expenses decreased to $855K in the quarter ended September 30, 2005 from $1,146K in 2004 due to the decrease of $436K in non-cash stock based compensation but offset by the increase of $94K in the total of salaries and wages, as a result of the engagement of additional personnel as the Company expands to meet its objectives.

Selling expenses were $91K compared to $27K in the third quarter of 2004, due to increased sales volume and additional efforts to promote sales in a more competitive NPK market.

The Company’s cash and cash equivalents significantly strengthened in the three months ended September 30, 2005 as a result of the private placement completed in July. The Inventory balance increased to $2,790K at the end of the third quarter compared to $1,125K at the end of year 2004. This is in preparation of the anticipated NPK busy season in spring 2006 which could begin as early as mid-December, and also because higher raw material prices resulted in higher production costs. Accounts Receivables increased to $605K at the end of the third quarter from $188K at the end of 2004. The Company granted credits to some longtime customers to promote sales and overcome intense competition in the NPK market. The increase of $301K in Prepaid Expenses at the end of the third quarter from the balance at the end of 2004 reflects the increased production activities and raw material purchases for the quarter.

Foreign Exchange Loss

The unrealized foreign exchange loss was $772K for the three months ended September 30, 2005, compared to a foreign exchange gain of $59K for the three months ended September 30, 2004.

The Company’s functional currency is the Chinese Rinminbi with most costs and revenues occurring in China but with some Canadian dollar costs incurred in the Vancouver head office. However, the Company also holds significant amounts in US dollar denominated Guaranteed Investment Certificate (GIC) accounts ranging from one to three months. The Canadian dollar strengthened against the US dollar by 3.1% from the date of the US dollar investments to September 30, 2005, and 5.3% during the three months ended September 30, 2005. As of November 21, 2005, the Canadian dollar has strengthened against US dollar by 1.8% since September 30, 2005. There may be an unrealized currency gain in the fourth quarter.

Foreign exchange losses or gains are dependent upon Canadian dollar exchange rates in relationship with other currencies. It is anticipated that Canadian exchange rates will be volatile over the coming quarters. This may result in foreign exchange fluctuating between gains or losses on a quarterly basis. The Company maintains a certain amount of cash resources in Renminbis in order to meet its obligations in China. The Company does not yet use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities and is therefore exposed to future fluctuations in the Canadian/US dollar and Canadian dollar/Chinese Renminbi exchange rates.

2. Summary of Quarterly Results

(Expressed in Canadian dollars)

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 30,	Dec. 31,	Sept. 30,
	2005	2005	2005	2004	2004	2004	2004	2003	2003
Total revenues	2,083,218	2,609,072	2,116,867	2,317,372	1,495,141	997,789	-	-	-
Net income (loss)	(1,333,484)	(1,007,336)	(362,767)	(869,733)	(986,142)	(299,849)	(270,031)	(980,665)	(137,670)
Earnings (loss) per share	(0.03)	(0.02)	(0.01)	(0.02)	(0.03)	(0.01)	(0.01)	(0.03)	(0.01)
Diluted earnings (loss) per share	(0.03)	(0.02)	(0.01)	(0.02)	(0.03)	(0.01)	(0.01)	(0.03)	(0.01)

Prior to the first quarter of 2004, some "other income" was recorded as revenues. These amounts have been reclassified from revenues to other income.

3. Liquidity and Capital Resources

Private Placement

The Company has financed its operations principally through the sale of common shares and warrants. Starting from the second quarter of 2004, the Company has generated revenue through NPK fertilizer production. In addition to a private placement in June 2004, where the Company raised $15,446,084 in net cash, the Company successfully completed another private placement of 17,142,858 units for gross proceeds of $30 million in July 2005. Each unit was priced at $1.75, and consisted of one share and one-half of one warrant to purchase an additional share for a period of two years at a price of $2.00. All shares and warrants are subject to a hold period expiring on November 28, 2005. The Company paid a 6% commission on the proceeds of the private placement. The net proceeds will be used to fund the Company’s development projects in China and for general corporate purposes.

Cash Position

As of September 30, 2005, the Company maintained a balance of cash and cash equivalents of $37.0 million, of which $24.9 million is held in two major Canadian banks. Of the $23.9 million held in Canada, there is $23.3 million (USD $20 million) invested in US dollar denominated short-term Guaranteed Investment Certificates (GICs). There is $12.1 million held in YMC registered capital accounts deposited with two major banks in China, of which $11.9 million is deposited in Canadian dollars. The Company has complete control over disbursements from the YMC registered capital accounts.

4. Transactions with Related Parties

Directors

During the three-month period ended September 30, 2005, the Company paid consulting fees of $55,678 (2004: $130,147) to companies controlled by two directors and two officers. (2004: six directors and two officers).

During the nine-month period ended September 30, 2005, the Company paid consulting fees of $169,919 (2004: $368,748) to companies controlled by three directors and two officers (2004: six directors and two officers).

Joint Venture Partners

On November 22, 2004, the Company became aware of the fact that the Agricultural Bank of China (the "Bank") had made a RMB 7,400,000 ($1,075,960) working capital loan (the "Xinyuan Loan") to Xinyuan Chemicals ("Xinyuan") for the purchase of raw materials. The proceeds of the Xinjuan Loan were transferred to YPCC (the Company’s joint venture partner) the next day, more than a year before the date of the Company's investment in Xinyuan to create YSC.

YPCC made a loan of RMB 4,475,375 ($643,559) to YSC (the "YSC Loan") in January 2004. However, according to recent advice from the Company’s legal counsel in China, both loans are illegal under Chinese law, can be unilaterally called by the lender and no interest is payable on either loan.

The Xinyuan loan was exclusively for YPCC’s use and until the end of 2004 YPCC had been repaying both the principal and interest. The Company received a formal letter from YPCC on November 26, 2004 guaranteeing that YPCC would not hold the Company accountable for this loan. YSC has neither benefited from this loan nor made any payment to the Bank with respect to this loan. The principle currently stands at RMB 6,900,000 and is now due. The Bank has given YSC until the end of 2005 to repay the principle without any interest or overdue penalties.

The Company expects a practical solution to be worked out among the three parties and believes it has sufficient legal protection to remedy this issue should it be necessary to proceed to litigation. The Company has accounted for the debt as a liability of RMB 6,900,000 ($992,220) to the Bank, and has recorded a receivable in the same amount from YPCC. The Company also owes YPCC for advances in the amount of RMB 4,475,375 ($643,559), leaving YSC's net exposure to RMB 2,424,625 ($348,661).

5. Outstanding Share Data

As of November 24, 2005, the Company had the following shares, warrants and options outstanding:

	Number	Exercise Price	Expiry Date
Common Shares	58,090,520	n/a	n/a
Stock Options	700,000	$0.90	19-Jun-06
Stock Options	2,000,000	$0.60	6-May-08
Stock Options	635,000	$1.20	19-Jun-08
Stock Options	1,650,000	$1.50	23-Jul-09
Stock Options	200,000	$1.50	12-Oct-09
Stock Options	500,000	$1.80	1-Mar-10
Stock Options	200,000	$1.50	16-Sep-10
Warrants	5,091,666	$1.50	23-Jun-06
Agent’s Warrants	330,000	$1.50	23-Jun-06
Warrants	8,571,429	$2.00	28-Jul-07
TOTAL	77,968,615

During the three months ended September 30, 2005, the Company issued 17,142,858 shares and 8,456,430 warrants for the private placement. A total of 708,334 shares were issued for warrants and 50,000 shares for stock options. The Company also issued 200,000 stock options to a new officer in September.

6. Tianren Acquisition

On June 29, 2005, the Company signed a binding agreement to acquire the fertilizer related businesses of Hebei Tianren Chemical Corporation (“Tianren”), a Chinese holding company and to merge the management teams and assets of both companies.

Assets to be acquired include:

1.	A 51% interest in Xinjiang Tianren Chemicals Ltd. (“Xinjiang”) which has a 100,000 tonne per annum (“tpa”) compound NPK (Nitrogen, Phosphate, Potassium) plant in Xinjiang Uigur Autonomous Region.

2.

A 75% interest in Tianding Chemical Company (“Tianding”) which has a 100,000 tpa compound NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bagging facilities in China with current production under contract of over 28 million bags per annum for Tianren and other large fertilizer producers with long-term stable distribution contracts. The bagging plant generates a positive EBITDA and is a key part of the logistics of distributing fertilizers within the country.

3.	An 80% direct interest in Tianren Agriculture Franchise Company (“TAFC”), a large fertilizer marketing company based in Qinhuangdao, Hebei Province. In addition the Company will acquire a further 15% indirect interest through Tianding’s ownership of TAFC.

4.

A 60% interest in Hubei Yichang Tianlong Industry Company, a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province where the Company’s current facilities are also located.

The revenue and EBITDA for the above businesses, based on audited financial statements provided by Tianren, were $USD 88.6 million and $USD 3.7 million respectively for 2004. Based on discussions with Tianren management, revenues in 2005 are expected to increase by 30% over 2004 reflecting the fact that 2005 will be the first full year of sales operations of the marketing company. Under the agreement, the Company will assume bank debt of these businesses of $USD 3.4 M as of the end of the first quarter of 2005.

The Company will acquire these businesses in consideration for the issue to Tianren of approximately 15.5 million shares of the Company. These shares will be subject to an escrow period of 24 months and voting rights will be restricted for those shares which at any one time exceed 19.9% of the issued shares of the Company.

The transaction was negotiated at arm’s length and is subject to due diligence, TSX Venture Exchange and all other regulatory approvals, and standard closing conditions.

Mr. Wu Sihai, a fertilizer industry leader in China and Mr. Zhai Jidong, a senior executive in Tianren, will be invited to join the Company’s Board of Directors at Closing.

Commercial and legal due diligence by KPMG Huazhen and Jun He Law Offices has now been completed. As anticipated when dealing with a Chinese company, the Company is working with Hebei Tianren on a number of items identified in the process with the goal of finalizing the agreement before year end. In parallel, the company is also working with the Chinese authorities on the approval processes.

7. Outlook

Globally 2004 was a strong year for the entire fertilizer industry including China. China is still an emerging market and despite the best planning efforts of the Chinese government, it is not a disciplined market. In 2005, an excess of imported phosphate fertilizers, coupled with inclement weather softened market demand, while higher raw material costs squeezed margins for all producers.

The long-term fundamentals for China remain stronger than ever despite short-term challenges. China has increased its import quotas for 2006 and will allow 3.45M mt of NPK imports versus the 2.0 M mt expected to be imported in 2005. As a prelude to its 11th Five-Year plan, China announced that by 2030 the population is anticipated to increase from the current 1.3B to 1.6B, requiring 640 M mt of grain production, a 25% increase over current levels. China’s ability to feed its growing population can only be achieved through increased rates of balanced fertilization, and for this reason the Company will maintain its focus on producing NPK’s.

Raw material prices, particularly sulphuric acid and coal (used in energy production), are beginning to soften and this will benefit the Company’s bottom line in 2006.

High inventories of other phosphate fertilizers, such as DAP, are being drawn down and the Company believes that by the end of 2005 demand for all fertilizers will increase again in anticipation of the 2006 spring fertilizer season.

8. Risk Factors

The Company’s business is in China carries risk for foreign owned operations despite recent government policy changes.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China is an emerging economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government and even provincial and municipal governments continue to play a significant role in the planning of the economy, not always in a coordinated fashion.

Investment in China can be affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could affect the Company’s investment in China. The Chinese Government has been pursuing economic reform and open door policies since 1978 and is implementing its commitment to accession to the WTO. The general development pattern in the last 25 years has shown that the political environment in China has been gradually improving. Circumstances such as a change in leadership, social or political disruption may benefit or limit the Chinese government's abilities to pursue such policies.

Need to Obtain Permits and Licenses. Although China is progressing towards a market-oriented economy, it is still a centrally planned economy. The operations of the Company require government review, licenses and permits from various government agencies and these processes are inevitably time consuming.

Chinese Costs. There continues to be a “made in China” pricing for raw materials, minerals and fertilizers which differs from international prices. The continued rapid growth in the Chinese economy is affecting both fertilizer input prices and international freight rates for imports.

Additional risk factors can be found in the Company’s Form 20-F, and filed with Canadian security commissions on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.